UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K
______________________

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

COMMISSION FILE NO. 0-16667
______________________

DNB FIRST 401(k) RETIREMENT PLAN
______________________

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-9

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)	10

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2005 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd
June 12, 2006
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31
	2005	2004
Assets

Investments:
Mutual Funds	$3,250,271	$2,650,380
Investment Contract	270,482	214,536
Common Stock	224,689	-
	$3,745,442	$2,864,916

Receivables:
Employer's Contribution	93,061	151,356
Participant's Contribution	19,698	-
	112,759	151,356

Total Assets	3,858,201	3,016,272

Liabilities

Accounts Payable	-	-
Accrued Expenses	-	-

Total Liabilities	-	-

Net Assets Available for Benefits	$3,858,201	$3,016,272

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005, 2004 and 2003

	Year Ended December 31
	2005	2004	2003
Additions:

Investment Income:
Net appreciation in fair value of instruments	$150,845	$259,999	$373,374
Dividends, Interest and Other	77,661	38,919	24,353
Total Investment Income	228,506	298,918	397,727

Contributions:
Participants'	529,262	404,049	342,298
Employer's	308,734	216,963	55,146
Rollovers into plan for new employees	47,548	98,563	-
Total Contributions	885,544	719,575	397,444
Total Additions	1,114,050	1,018,493	795,171

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	246,991	186,567	343,503
Investment expenses	25,130	20,133	15,634
Total Deductions	272,121	206,700	359,137

Net Increase	841,929	811,793	436,034

Net Assets Available for Benefits
Beginning of year	3,016,272	2,204,479	1,768,445
End of Year	$3,858,201	$3,016,272	$2,204,479

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”.) Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute an amount up to 100% of pretax annual compensation. For 2005, 2004 and 2003 this was limited to $14,000, $13,000 and $12,000, respectively, as defined by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at its discretion, match contributions each year. For 2005, 2004 and 2003, the Company match was $0.25 per dollar up to a maximum of 6% of salary-deferred contributions. The Company’s matching contributions to the plan for 2005, 2004 and 2003 were $81,000, $66,000 and $55,000 respectively. The plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. Additional discretionary contributions for 2005, 2004 and 2003 were $0, $151,000 and $0, respectively. Qualified non-elective contributions for 2005 were $224,000. There were no qualified non-elective contributions for 2004 and 2003.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock, and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock. In addition, the Plan was amended to allow for an employer discretionary contribution. The amendment also allowed the Plan to have multiple trust agreements in effect.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after 3 years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled. At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account. Participants may also withdraw funds in certain situations.

As of December 31, 2005, 2004 and 2003, $331,982, $72,302 and $1,278, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts. Effective January 1, 2005, forfeited accounts are used to offset future employer contributions. There was $4,346 in forfeited accounts in 2005. At December 31, 2005, $4,346 of the forfeited accounts were

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Notes to Financial Statements (continued)

available to offset future employer contributions. For 2004 and 2003, forfeited accounts would have been allocated to each person who is an eligible participant on the last day of the Plan year. There were no forfeited accounts in 2004 and 2003.

Administrative Expenses. Each participant's account is charged with an allocation of certain administrative expenses. Allocation of expenses are based on participant earnings or account balances, as defined.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value, except for its fully benefit responsive investment contract which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds and DNB Financial Corporation common stock are valued at quoted prices, which represent the net asset value of shares held by the Plan at December 31, 2005 and 2004.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 3 - RELATED PARTY TRANSACTIONS

In 2003, JP Morgan Chase was the custodian or trustee for certain funds held as investment vehicles for the Plan. Effective May 24, 2004, Delaware Charter Guarantee & Trust Company, a member of the Principal Financial Group, is the custodian or trustee for certain funds held as investment vehicles for the Plan. Prior to June 30, 2005, the Plan’s investments included five mutual funds managed by Russell Investment Group and one investment contract managed by Principal Financial Group. Effective July 1, 2005, fifteen additional funds were added to the Plan as well as DNB Financial Corporation common stock. DNB Advisors is the Trustee for DNB Financial Corporation’s common stock held as an investment for the Plan. Principal Financial Group is the record-keeper for the Plan. Principal Financial Group and DNB Advisors are a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Notes to Financial Statements (continued)

NOTE 4 - TAX STATUS

The Plan is evidenced by a prototype document sponsored by Principal Life Insurance Company. Principal Life Insurance Company has received a determination letter dated September 16, 2003 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code. The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Principal Life Insurance Company.

NOTE 5 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2005, 2004 and 2003 are as follows:

		December 31
		2005	2004	2003
	Russell Lifepoints Balanced Strategy E Fund	$756,095	$647,629	$388,351
	Russell Lifepoints Aggressive Strategy E Fund	1,195,965	1,074,364	704,287
	Russell Lifepoints Equity Aggressive Strategy E Fund	912,790	826,938	653,481
*	Principal Fixed Income 401(a) / (k)	270,482	214,536	396,421
*	DNB Financial Corporation Common Stock, $1 par value	224,689	-	-

* Represents party-in-interest transactions. In addition, certain mutual fund options with Principal Financial Group totaling $67,198 are party-in-interest.

During 2005, 2004 and 2003, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $228,506, $298,918 and $397,727 respectively. All investments in the Plan are made in mutual funds and investment contracts. The employer contributions are invested as directed by the participant.

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Principal Fixed Income Option 401(a)/401(k) is a general-account backed stable value contract. This group annuity contract has been issued to Principal Trust Company, who serves as custodian. The Principal Fixed Income Option contract guarantees principal and provides a stated rate of return backed by Principal Life Insurance Company. As an insurance contract, this is not an investment but a guarantee backed by the assets in Principal Life Insurance Company’s multi-billion dollar general account.

The contract is included in the financial statements at contract value (which approximates fair value) as reported to The Plan by Principal Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct transfers in and out of the Principal Fixed Income Option. These transfers are made at book value (i.e. no market value adjustments or surrender charge adjustments). There are no reserves against contract value for credit risk of the contract issuer or otherwise. The stated rate of return will be reset January 1, 2006 and semi-annually thereafter. The average yield and crediting interest rates for the last two years were as follows:

2005			2004
Period		Crediting	Period		Crediting
Start	End	Rate / Yield	Start	End	Rate / Yield
January	June	3.45%	January	June	4.20%
July	December	3.40	July	December	3.90

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Notes to Financial Statements (continued)

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENS TO SCHEDULE H FORM 5500

There are no reconciling items per the financial statements to Schedule H of Form 5500.

NOTE 8 - ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan. All investment and related expenses are paid from the net assets of the Plan. Investment expenses of $25,130, $20,133 and $15,634 were paid to parties-in-interest during 2005, 2004 and 2003, respectively.

NOTE 9 - PLAN AMENDMENTS

Effective May 24, 2004, the Plan was amended to reflect a change in the name of the Plan from Downingtown National Bank 401(k) to DNB First 401(k) Retirement Plan.

Effective January 1, 2005, the Plan was amended to include certain safe harbor elections under the Internal Revenue Code. The amendment, among other things, includes provisions to include bonuses in the definition of pay, a limit of 6% on elective salary deferrals matched by the Company and the elimination of the employer discretionary match and related vesting service requirement. In addition, employer qualified non-elective contributions will equal three percent of pay. Participants will no longer be required to be an active participant at the end of the Plan year to be included in employer qualified non-elective contributions. Such contributions will be allocated to participants when made.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock, and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock. In addition, the Plan was amended to allow for an employer discretionary contribution. Employer contributions are participant directed as participants have the ability to transfer the employer contributions to other investment alternatives within the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H Line 4i - Assets (Held at End of Year)
Year Ended December 31, 2005
EIN: 23-0534545 Plan number: 002
	Identity of Issuer	Description of Investment	Current Value
		Insurance Company General
*	Principal Life Insurance Company	PRIN FIXED INCOME 401(A)/(K)	270,482
		Registered Investment Company
*	Princor Financial Services	PRIN INV BD & MTG SEC ADVSL FD	29,941
		Registered Investment Company
	American Funds Service Company	AM FDS WASH MUT INV R3 FUND	44,372
		Registered Investment Company
	Mason Street Funds	MASON ST HI YIELD BOND A FUND	946
		Registered Investment Company
	Neuberger Berman Management	NEUB BERM SOC RESP TR FUND	332
		Registered Investment Company
*	Princor Financial Services	PRIN INV S&P 500 INX ADVSL FD	1,968
		Registered Investment Company
*	Princor Financial Services	PRIN INV PTR MDCP VAL ADVSL FD	9,905
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT AGGST E FUND	1,195,965
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT BALST E FUND	756,095
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT CONST E FUND	73,952
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT EQAGS E FUND	912,790
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL LFPT MODST E FUND	112,617
		Registered Investment Company
	American Century Investments	AM CENT VISTA ADV FUND	12,338
		Registered Investment Company
	American Funds Service Company	AM FDS GRTH FD OF AM R3 FUND	20,241
		Registered Investment Company
	Fidelity Investments	FIDELITY ADV SMALL CAP T FUND	22,096
		Registered Investment Company
*	Princor Financial Services	PRIN INV S&P 400 IDX ADVSL FD	5,276
		Registered Investment Company
*	Princor Financial Services	PRIN INV PTR SMCP VAL I ADS FD	5,311
		Registered Investment Company
*	Princor Financial Services	PRIN INV S&P 600 IDX ADVSL FD	1,140
		Registered Investment Company
	Frank Russell Investment Co.	RUSSELL RE SEC E FUND	18,600
		Registered Investment Company
	American Funds Service Company	AM FDS EUROPACIFIC GRTH R3 FD	12,729
		Registered Investment Company
*	Princor Financial Services	PRIN INV INTL EM MKTS ADVSL FD	13,657
		Employer Security
*	DNB Financial Corporation	DNB FINANCIAL CORP TREASURY STOCK	224,689
	Total		3,745,442

* Represents party-in-interest transactions.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ William J. Hieb
William J. Hieb
President and Chief Operating Officer
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Financial Officer and Executive Vice President
DNB First, National Association

	By:	/s/ Ronald K. Dankanich
Ron K. Dankanich
Executive Vice President and Secretary
DNB First, National Association
June 14, 2006

Index to Exhibits

Exhibit No. Under Item
601 of Regulation S-K	Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm